QuickLinks -- Click here to rapidly navigate through this document

Exhibit 99.4

Corporate Profile

Fairfax Financial Holdings Limited is a holding company whose corporate objective is to build long term shareholder value by achieving a high rate of compound growth in book value per share over the long term. The company has been under present management since September 1985.

Insurance and Reinsurance

Northbridge Financial, based in Toronto, Canada, provides property and casualty insurance products in the Canadian market through its Northbridge Insurance and Federated subsidiaries. It is one of the largest commercial property and casualty insurers in Canada based on gross premiums written. In 2015, Northbridge's net premiums written were Cdn$1,132.8 million. At year-end, the company had statutory equity of Cdn$1,288.7 million and there were 1,368 employees.

OdysseyRe, based in Stamford, Connecticut, underwrites treaty and facultative reinsurance as well as specialty insurance, with principal locations in the United States, Toronto, London, Paris, Singapore and Latin America. In 2015, OdysseyRe's net premiums written were US$2,095.0 million. At year-end, the company had shareholders' equity of US$4,107.1 million and there were 971 employees.

Crum & Forster (C&F), based in Morristown, New Jersey, is a national commercial property and casualty insurance company in the United States writing a broad range of commercial, principally specialty, coverages. In 2015, C&F's net premiums written were US$1,659.4 million. At year-end, the company had statutory surplus of US$1,252.7 million and there were 2,101 employees.

Zenith National, based in Woodland Hills, California, is primarily engaged in the workers' compensation insurance business in the United States. In 2015, Zenith National's net premiums written were US$785.4 million. At year-end, the company had statutory surplus of US$621.7 million and there were 1,485 employees.

Brit, based in London, England, is a market-leading global Lloyd's of London specialty insurer and reinsurer. In 2015, Brit's net premiums written were US$1,629.8. At year-end, the company had shareholders' equity of US$1,669.6 million and there were 507 employees. Brit was acquired on June 5, 2015.

    Fairfax Asia

First Capital, based in Singapore, writes property and casualty insurance primarily in Singapore markets. In 2015, First Capital's net premiums written were SGD 184.8 million (approximately SGD 1.4 = US$1). At year-end, the company had shareholders' equity of SGD 611.2 million and there were 154 employees.

Falcon Insurance, based in Hong Kong, writes property and casualty insurance in niche markets in Hong Kong. In 2015, Falcon's net premiums written were HK$452.2 million (approximately HK$7.8 = US$1). At year-end, the company had shareholders' equity of HK$493.2 million and there were 63 employees.

Pacific Insurance, based in Malaysia, writes all classes of general insurance and medical insurance in Malaysia. In 2015, Pacific Insurance's net premiums written were MYR 172.4 million (approximately MYR 3.9 = US$1). At year-end, the company had shareholders' equity of MYR 404.6 million and there were 366 employees.

Fairfax Indonesia, based in Indonesia, writes all classes of general insurance, specializing in automobile coverage in Indonesia. In 2015, Fairfax Indonesia's net premiums written were IDR 62.3 billion (approximately IDR 13,376.1 = US$1). At year-end, the company had shareholders' equity of IDR 329.3 billion and there were 135 employees.

Union Assurance, based in Sri Lanka, writes general insurance, specializing in automobile and personal accident lines of business. In 2015, Union Assurance's net premiums written were LKR 4,632.6 million (approximately LKR 135.9 = US$1). At year-end the company had shareholders' equity of LKR 4,572.9 million and there were 671 employees.

    Insurance and Reinsurance – Other

Fairfax Brasil, based in São Paulo, writes general insurance in Brazil. In 2015, Fairfax Brasil's net premiums written were BRL 158.3 million (approximately BRL 3.3 = US$1). At year-end, the company had shareholders' equity of BRL 106.3 million and there were 84 employees.

Advent, based in London, England, is a reinsurance and insurance company, operating through Syndicate 780 at Lloyd's, focused on specialty property reinsurance and insurance risks. In 2015, Advent's net premiums written were US$174.8 million. At year-end, the company had shareholders' equity of US$154.0 million and there were 107 employees.

Polish Re, based in Warsaw, writes reinsurance in the Central and Eastern European regions. In 2015, Polish Re's net premiums written were PLN 377.2 million (approximately PLN 3.8 = US$1). At year-end, the company had shareholders' equity of PLN 314.6 million and there were 43 employees.

Group Re primarily constitutes the participation by CRC Re and Wentworth (both based in Barbados) in the reinsurance of Fairfax's subsidiaries by quota share or through participation in those subsidiaries' third party reinsurance programs on the same terms and pricing as the third party reinsurers. Group Re also writes third party business. In 2015, Group Re's net premiums written were US$166.7 million. At year-end, the Group Re companies had combined shareholders' equity of US$465.3 million.

Colonnade, based in Luxembourg, was licensed in July 2015. It writes general insurance through its Ukrainian insurance company acquired in the fourth quarter of 2015, and commencing in 2016, through its branches in the Czech Republic, Hungary and Slovakia.

Runoff

The runoff business comprises the U.S. and the European runoff groups. At year-end, the runoff group had combined shareholders' equity of US$1,994.1 million.

The Resolution Group (TRG) and the RiverStone Group (run by TRG management) manage runoff under the RiverStone name. At year-end, TRG/RiverStone had 265 employees in the U.S., located primarily in Manchester, New Hampshire, and 132 employees in its offices in the United Kingdom.

Other

Pethealth, based in Toronto with 411 employees, provides pet medical insurance and pet-related management software and database management services in North America and the United Kingdom. In 2015, Pethealth produced gross premiums written of Cdn$89.5 million.

Hamblin Watsa Investment Counsel, founded in 1984 and based in Toronto, provides investment management to the insurance, reinsurance and runoff subsidiaries of Fairfax.

Notes:

(1)
All of the above companies are wholly owned (except for 70%-owned Brit, 98%-owned First Capital, 80%-owned Fairfax Indonesia and 78%-owned Union Assurance).

(2)
The foregoing lists all of Fairfax's operating subsidiaries (many of which operate through their own operating structure, primarily involving wholly-owned operating subsidiaries). The Fairfax corporate structure also includes a 25.6% interest in ICICI Lombard (an Indian property and casualty insurance company), a 41.4% interest in Gulf Insurance (a Kuwait company with property and casualty insurance operations in the MENA region), a 32.1% interest in Thai Re, a 15.0% interest in Alltrust Insurance (a Chinese property and casualty insurance company), a 35.0% interest in BIC Insurance (a Vietnamese property and casualty insurance company), a 27.8% interest in Singapore Re, and a 40.5% interest in Falcon Insurance (Thailand) (a Thai property and casualty insurance company), as well as investments in a number of non-insurance-related companies. The other companies in the Fairfax corporate structure, which include a number of intermediate holding companies, have no insurance, reinsurance, runoff or other operations.

To Our Shareholders:

We had another excellent year in 2015 even though it was not obvious in the numbers, as book value per share increased by only 4.5% (including the $10(1) per share dividend paid in 2015) to $403 per share because of our very cautious view of financial markets. All of our concerns about the financial markets may be coming to a head in early 2016, as I write this report to you. More on that later.

Our underwriting results in 2015 were the best in our 30-year history, with record underwriting profit of $705 million and a record low combined ratio of 89.9%. We earned $568 million after tax ($23.15 per share) in 2015, thereby increasing common shareholders' equity from $8.4 billion at December 31, 2014 to $9.0 billion. Here's how our insurance companies performed in 2015:

	Combined Ratio	Underwriting Profit
Northbridge	91.8%	72
Crum & Forster	97.7%	35
Zenith	82.5%	134
Brit	94.9%	46
OdysseyRe	84.7%	337
Fairfax Asia	87.9%	35
Other Insurance and Reinsurance	89.6%	46

Consolidated	89.9%	705

As you can see from the table, all our major insurance companies again had combined ratios less than 100% with Zenith at 82.5%, OdysseyRe at 84.7%, Fairfax Asia at 87.9%, Northbridge at 91.8%, Brit (which we acquired on June 5, 2015) at 94.9% and Crum & Forster at 97.7%. Under Andy Barnard's oversight, our decentralized insurance operations led by Kari Van Gundy at Zenith, Brian Young at OdysseyRe, Mr. Athappan at Fairfax Asia, Silvy Wright at Northbridge, Mark Cloutier at Brit and Marc Adee at Crum & Forster had an outstanding year. Our other insurance and reinsurance operations also did well. We now have an extremely disciplined underwriting-focused insurance organization operating all over the world with a very entrepreneurial (i.e., decentralized) structure. I am very excited about the future of our insurance and reinsurance operations!

2015 marked the completion of the first 30 years for Fairfax. And it has been quite a ride! As you know, we began with one small insurance company in Canada with about $10 million in premiums, less than $10 million in capital and a book value per share of $1 1/2. Here's our record:

	1985		2015
Insurance premiums (net)	10	million	7.5	billion	752x
Investment portfolios	24	million	29	billion	1,214x
Common shareholders' equity	8	million	9	billion	1,178x
Shares outstanding	5	million	22	million	4.4x
Per share
Insurance premiums	$2.00		$339		169x
Investment portfolios	4.80		1,306		272x
Book value	1.52		403		265x
Stock price (Cdn$)	3 1/4		657		202x

Our book value per share has compounded at 20.4% (21.2% including dividends) per year and our stock price at 19.4% per year. The compound rate of growth in our stock price over 30 years is the best in the property and casualty industry (there are only 12 public companies with a 30-year track record), second best among all companies in Canada and in the top ten companies in the S&P500.

This was accomplished with much hard work and a small but wonderful group of officers, Presidents and investment principals, supported by a great group of Directors and lots of good fortune – and with no vision statement! As I have said in the past, we just waited for the telephone to ring – and ring it has!

(1)  Amounts in this letter are in U.S. dollars unless specified otherwise. Numbers in the tables in this letter are in U.S. dollars and $ millions except as otherwise indicated.

When you consider all the challenges we faced over this time period, you can understand why we are so grateful for this performance and deeply humbled. We particularly want to thank our extraordinary group of long term shareholders who have supported us and encouraged us over all these years.

While we are very thankful for our results, we are even more grateful for the fair and friendly culture that we have embedded in Fairfax. The foundation for our culture and the people who are attracted to it is our Guiding Principles, shown (as they are each year) in the Appendix. Very simply, we think of business as a good thing. By providing outstanding service to customers, looking after and nurturing employees, providing a return for shareholders and then reinvesting a portion of the profits in the communities we serve, we think business can be a calling. The key, we think, is to be focused on the long term and never compromise honesty and integrity in any relationship. Our Guiding Principles have served us well over the past 30 years and are the rock on which our company is built. They will never change!

Below we show you, for successive five-year periods over the past 30 years, the compound growth in our book value per share (including dividends paid) together with the average combined ratio and total return on investments:

	Growth in Book Value per Share	Average Combined Ratio	Average Total Return on Investments
1986 – 1990	57.7%	106.7%	10.4%
1991 – 1995	21.2%	104.2%	9.7%
1996 – 2000	30.7%	114.4%	8.8%
2001 – 2005	(0.7)%	105.4%	8.6%
2006 – 2010	24.0%	99.9%	11.0%
2011 – 2015	3.7%	96.9%	3.0%

As the table shows, there have been two five-year periods when our annual book value growth was below 5%: 2001 – 2005, which was part of our seven lean years, and recently, 2011 – 2015, due to the defensive measures we adopted because of our concern about financial markets. You can see that our average combined ratios for the last two five-year periods have been excellent (i.e., float at no cost) but the average total return on our investment portfolio in the last five years has been the lowest in 30 years. This has been by design as we worried about the speculation in financial markets and the potential for a 50-100 year financial storm. And we wanted to be sure to survive that! We expect to make up (in a hurry!) for the low average total return on our investment portfolio over the past five years and, combined with disciplined underwriting results, return to average annual growth in book value per share of 15%.

In spite of poor book value growth over the past five years, the intrinsic value of our company has increased very significantly even though it is not shown in the book value numbers. First of all, our underwriting operations have become very valuable since Andy Barnard's appointment as President and COO of our insurance operations about five years ago. We now have over 140 profit centres in our companies; have established from across our companies the Executive Leadership Council, working groups of many specific functions (such as claims, underwriting and loss prevention) and the Fairfax Leadership Workshop (about 100 have participated); and while maintaining a very decentralized structure, have significantly increased the discipline, coordination and communication in and among our various underwriting operations. Our insurance underwriting operations have become strong generators of underwriting profits while providing outstanding service to our customers. It all culminated in record underwriting profit of $705 million in 2015. During the last five years, we have added to our underwriting operations with the acquisition of First Mercury and Brit Insurance, expanded into pet insurance through Hartville and Pethealth, and expanded internationally into Eastern Europe, Brazil, Malaysia, Indonesia, Sri Lanka and Vietnam. RiverStone, our runoff company which we acquired long ago to look after our own runoffs, has established itself as one of the premier runoff companies in the world and has made many highly profitable runoff acquisitions. A few years ago, at our annual shareholders' meeting, Andy Barnard said that his goal was for our insurance operations to be as well known as our investment operations. Well, early in 2016, he achieved that objective as Fairfax and I were named Insurance Leader of the Year by St. John's University, which I accepted on behalf of all our insurance leaders, past and present.

In the last five years, we have established Fairbridge Capital, our India investment management office, acquired Thomas Cook India (and in it Quess and Sterling) and created Fairfax India which raised $1 billion in its initial public offering. We have a strong, successful and growing Indian operation, built on the Fairfax guiding principles, with unlimited potential in India. Also during this five-year time period, we began investing in the restaurant business, and today with our investments in Cara, the Keg and McEwan we are the third largest restaurant group in Canada, behind only Tim Hortons and McDonalds, with over 1,100 restaurants, Cdn$2.4 billion in system sales and over 40,000 people employed.

As well during the last five years, all of our major insurance operations, with the exception of Fairfax Asia (we hope Mr. Athappan never retires!), have seamlessly transitioned, upon their CEO's retirement, to new CEOs chosen from within the organization. We hope that we can promote from within the group for every successor CEO of our major companies. Also, for the first time in our history, we have named a President for Fairfax. Paul Rivett is a joy to work with, he is totally team oriented and no one works harder! Peter Clarke, our Chief Risk Officer, and David Bonham, our Chief Financial Officer, have also blossomed as officers in the last five years. Fairfax's culture is in strong hands!

So you can see why I feel our intrinsic value has increased significantly over the past five years, and why I think that you will see it in spades over the next five years as it gets reflected in book value growth.

During 2015, we continued to expand our insurance operations worldwide. At Fairfax Asia, under Mr. Athappan, we acquired a 35% strategic investment in BIC Insurance, the insurance subsidiary of the second largest bank in Vietnam, BIDV Bank. We expect to increase our interest over time. We were warmly welcomed by the Chairman of BIDV Bank, Mr. Tran Bac Ha, and by Mr. Tung, who runs BIC Insurance. We expect this to be a longlasting partnership in Vietnam. BIC writes $70 million in premiums and has had a combined ratio of 99.0% over the last three years.

In 2015, we were able to purchase the QBE insurance operations in Ukraine. This will be an addition to Peter Csakvari's Fairfax Eastern Europe operations. The Ukrainian operations write $5 million in premiums and had a combined ratio of 94.5% over the last ten years. We created an insurance company, Colonnade, in Luxembourg, under Peter Csakvari, to write all our Eastern European insurance business, which had gross premiums of $36.5 million in 2015. Colonnade also has an EU insurance licence. Bijan Khosrowshahi works directly with Peter Csakvari and also does an outstanding job overseeing our Middle East partnership.

Late in 2015 we agreed to acquire 80% of Eurolife, a life and property and casualty insurance company which is the third largest insurer in Greece and which distributes its products through Eurobank's network, for $347 million – at about its underlying book value. We got to know Alex Sarrigeorgiou in the last few years and were very impressed with him, his management team and their track record. The company writes €306 million in premiums – €248 million in life insurance and €58 million in property and casualty. Over the past ten years, the property and casualty operations have had a combined ratio of 60.0% while the life insurance operations produce stable earnings with plain vanilla products. Eurolife had net income in 2015 of €48.4 million, 45% from life and 55% from P&C. We welcome Alex Sarrigeorgiou and the over 300 employees of Eurolife to the Fairfax family. As we did with Brit, where OMERS purchased 30% from us to help us finance the acquisition, we expect OMERS to buy 40% of Eurolife's shares at close to help us finance the acquisition. In the case of both Brit and Eurolife, we expect to be able to acquire the interests back within the five years after closing, after providing OMERS with an acceptable return. The team at OMERS has been a pleasure to deal with.

It has been 16 years since we began our partnership with ICICI Bank in India with the formation of ICICI Lombard. Recently, the Indian government permitted foreigners to increase their ownership interests in insurance companies to 49%. ICICI Lombard, as you know, is the largest non-government insurance company in India (there are four government-owned companies that are slightly larger). We have had a wonderful partnership with the Bank, first with K.V. Kamath and more recently with Chanda Kochhar, who runs the Bank. Chanda decided to sell 9% so that we could take our ownership interest to 35% and ICICI Bank will come down to 64%. That's the good news! The bad news is that the 9% cost us $234 million or five times book value. While many of you may think I am losing it, we think, over time, ICICI Lombard will be worth every dollar we have invested in it – and more! It is an outstanding company. Our total investment in ICICI Lombard stands at $347 million.

Early in 2015, we purchased a 7.2% stake in Africa Re. Africa Re writes about $700 million of business across Africa and has a ten-year average combined ratio of 92.8%. Africa Re is owned by a combination of African states, African insurance and reinsurance operations and foreign investors (who are restricted to a 25% total foreign ownership). Fairfax is represented on the Board of Africa Re by Jean Cloutier. Africa Re provides us with a great introduction to a continent in which we currently do little business.

In April, Crum & Forster purchased The Redwoods Group, a full service national program administrator and managing general underwriter. It manages nearly $50 million of property and casualty packaged insurance business focussed on YMCAs, Jewish community organizations and residential camps with an average combined ratio below 95% for the last ten years. Redwoods was founded in 1997 by Kevin Trapani and is operated by Kevin (CEO) and his wife Jennifer (CUO). We welcome Kevin, Jennifer and their almost 70 employees to the Fairfax family.

In June, Hudson Insurance purchased Euclid Managers, a longstanding program partner specializing in tech and media E&O business. Euclid produces $15 million in premiums on an annual basis. The combined ratio for the program over the past decade has produced excellent underwriting profits. Euclid is led by John Whall, Laura Johnson and Thomas Franklin. We welcome all 11 members of the Euclid team.

In September, Fairfax invested €70 million in FBD Group through a ten-year convertible bond with a coupon of 7% and a conversion price of €8.50 per share. We have followed FBD for some time, recognizing its deserved reputation as a leader in farm insurance in Ireland. This investment underlines our belief in the strength of Ireland's ongoing economic recovery and in FBD's core franchise in the farming and agri-business sectors. FBD writes €363 million in premiums and has had an average combined ratio of 94.4% over the last ten years, notwithstanding a couple of difficult years lately. Fiona Muldoon has recently taken over as CEO of FBD and we are confident she will do very well over the long term.

In October, Crum & Forster acquired Travel Insured International ("TII"). TII is a leading travel insurance provider specializing in writing and servicing travel insurance, including emergency assistance, trip cancellation and trip interruption, in the United States and internationally. TII produces $50 million of premiums at an average combined ratio of 89%. Crum & Forster has been the exclusive carrier for TII for the last three years. We welcome Jon Gehris, TII's CEO, and his 110 employees to the Fairfax family.

Also in October, Crum & Forster purchased Brownyard Programs. Brownyard is a leading national provider of insurance products for the private security industry, with programs that include security guard, private investigation, burglar/fire alarm, background screening and armoured car companies. Brownyard produces $15 million of premiums at an average combined ratio of 90%. We welcome Bruce Brownyard, Brownyard's founder and President, and his 11 employees to Fairfax.

In December, Brit made an investment in Ambridge Partners, one of the world's leading managing general underwriters of transactional insurance products. These products insure losses as a result of breaches or inaccuracies in warranties and indemnities relating to M&A, restructuring activities, business financing and tax issues. Ambridge, which has been a partner of Brit for the last nine years, produces $128 million of premiums and is highly profitable. We welcome Jesseman Pryor (CEO), Jeffery Cowhey (President) and their team of 29 employees to Fairfax.

Fairfax India has just completed its first year in business. Under Chandran Ratnaswami's leadership, and with John Varnell as Chief Financial Officer and Harsha Raghavan and his management team at Fairbridge, Fairfax India has made three investments. All of these investments are in companies with great track records and run by honest, exceptional CEOs with a long term focus. The table below shows the investments made:

Company	% interest purchased	Amount invested	CEO
National Collateral Management	88%	149	Sanjay Kaul
IIFL Holdings	22%	202	Nirmal Jain
Adi Finechem	45%	19	Nahoosh Jariwala

		370

All of these investments were purchased at approximately ten times normalized free cash flow. The potential for all of them is very significant, and we look forward to a long relationship with them. Please read Fairfax India's annual report for more details (www.fairfaxindia.ca).

The results of Thomas Cook India and its subsidiaries over the last four years are shown in the table below:

	2012		2013(1)		2014(1)				2015(1)
	Revenue	Net Earnings	Revenue	Net Earnings	Revenue		Net Earnings		Revenue	Net Earnings
Thomas Cook India	31.8	2.7	76.9	7.7	84.3		8.3		83.1	0.6
IKYA (now Quess)	–	–	147.5	3.2	303.8		9.8		482.4	11.6
Sterling Resorts	–	–	–	–	10.9	(2)	0.8	(2)	34.7	(3.2)

Total	31.8	2.7	224.4	10.9	399.0		18.9		600.2	9.0

(1)
Excludes purchase price adjustments and acquisition costs

(2)
Consolidated since September 2014

The bad news first. An unusual confluence of events and negative surprises in 2015 resulted in the halving of the total earnings at Thomas Cook India and its subsidiaries. Thomas Cook saw a decline of 11% in its inbound business because of a significant drop in arrivals from France, the United Kingdom and Russia as a result of weakness in their economies. This effect was compounded by increased expenses due to investment in technology, human resources and new offices. Sterling Resorts, led by Ramesh Ramanathan, incurred increased expenses in human resources and marketing, had to account for an unexpected cost of stamp duty relating to its merger with Thomas Cook, and wrote down a significant receivable. Fortunately there were no such surprises from Quess.

Now for the good news. Under Madhavan Menon's leadership, Thomas Cook's outbound business and its meetings incentives events and conferences business increased their passenger counts by 16% and 28% respectively and their revenues by 5% and 31% respectively. Also, Thomas Cook completed the acquisition of Kuoni India, one of its major competitors, making the combined company the leading and largest travel operator in India with tangible economies of scale, an excellent strategic fit and strong synergies. Kuoni's inbound business is a highly profitable leisure destination management service that consistently delivers strong earnings. In addition, Thomas Cook acquired Kuoni Hong Kong which, as the largest premium outbound travel operator in Hong Kong, will give Thomas Cook access to the growing Chinese travel market and enable it to grow the cruise business in India.

Ajit Isaac and Quess again had an excellent year, with revenue growing 59% and net earnings growing 18%. The number of associates on the payroll grew 30% to 108,000. In addition to acquiring Brainhunter (Canada) and our own MFX IT Services, Quess completed two other smaller acquisitions in 2015, in Sri Lanka and Dubai. In December, its Board of Directors approved an IPO for Quess to raise $60 million by way of an initial public offering. This exciting process is underway and listing is targeted for May 2016.

Chairman MK Sharma retired from the Thomas Cook Board after approximately seven years. We thank him very much for his exceptional service. Madhavan will become Chairman and Managing Director and Mahesh Iyer, who has been with the company for eight years, will take over as COO.

In November 2015, Fairfax agreed to acquire, for $46 million, a 49% interest in Quantum Advisors, which Ajit Dayal founded 25 years ago. A pioneer in India's investment management industry, it manages non-Indian institutional funds and, through its India-based Quantum Mutual Fund, retail funds. We are excited to be a passive investor in Ajit's business and expect it to do very well for its clients and investors over the long term.

Bill Gregson and Ken Grondin and their team continue to do a superb job at Cara. This year they took Cara public on the Toronto Stock Exchange (three years earlier than we originally expected when we first invested in Cara). The initial public offering was a tremendous success in Canada and was twenty times oversubscribed! As a result of this IPO, Cara is now virtually debt free. Our partners in Cara, the Phelan family, led by Sean Regan who sits on Cara's Board, were able to sell some of their Cara stock in a subsequent secondary offering in order to diversify some of the family's investment holdings. Cara's revenue has continued to grow both organically and through acquisitions and its earnings have followed suit, increasing from Cdn$9.9 million in 2014 to Cdn$67.2 million in 2015. Bill and his team continue to be on the watch for accretive acquisition opportunities in Canada, so if you are a restaurant owner or entrepreneur in Canada looking to bring your business to a decentralized partner willing to share in group synergies, please let Bill know! We own approximately 20 million Cara shares representing a 41% equity and 57% voting interest.

Business at the Keg with our partner, David Aisenstat, and his team, Neil Maclean, Doug Smith and Jamie Henderson, continues to be excellent. The Keg had its best year ever in 2015 from organic revenue growth, leading to total system sales of nearly Cdn$600 million. Food costs, particularly beef, have continued to climb in Canada but despite these increased costs, the Keg continues to bring in record numbers of guests with its consistently great food and stellar customer service.

In 2015 we also added some bench strength to our restaurant investments by partnering with Mark McEwan, a leading chef in North America. Mark was introduced to us by our partner, Nick Perpick, previously at Prime Restaurants and Cara. Mark has created and grown his company, The McEwan Group, and the McEwan brand with an entrepreneurial, customer service focus we look for in each of our business partners. The investment is relatively small, but we are excited to be partnered with Mark, who has committed to providing us with expertise that will be beneficial to all of our restaurant investments in the future.

Our partners at Sporting Life, David and Patti Russell and Brian McGrath, continued to grow their business in 2015. Revenue continued to increase but margins were somewhat compressed by the mild winter. When there is no snow it is tough to sell winter jackets! Last year was a tremendous winter by comparison. Seasonality will always be part of the business over the long term as the Sporting Life brand continues to grow in value, driven by the team's unrelenting customer service focus.

The tableware and kitchenware business continues to be challenged by the lower Canadian dollar. Mark Halpern and his team at Kitchen Stuff Plus have worked tremendously hard in this tough environment to grow the business and maintain profitability. William Ashley also faced these competitive headwinds but the move to a new warehouse location, and the resulting move of the iconic holiday warehouse sale, has been a resounding success. We continue to applaud Jackie Chiesa and Carole Sovran and the entire team at William Ashley for their tremendous effort.

This year we partnered with David Fortier, Ivan Schneeberg and John Young in Boat Rocker Media (formerly Temple Street Productions). Boat Rocker was founded in Toronto approximately ten years ago and the team has been responsible for producing several hit TV shows including Being Erica, The Next Step and more recently X Company, Kill Joys and Orphan Black, which is watched in over 150 countries. The company had over Cdn$90 million in production volume in 2015, has been profitable since inception and has continued to grow revenue and free cash flow as it has branched out into multiple jurisdictions with diversified content.

We had acquired 73.6% of Ridley, mostly in November 2008 at the bottom of the great recession, at Cdn$8.44 per share and over the years received Cdn$5.50 per share in dividends. Since that time, Steve Van Roekel, Ridley's CEO, and his management team, without interference from us but under the oversight of Brad Martin as Chairman, did an outstanding job building Ridley and hugely increasing its profits and cash flow. In 2015, Pearce Lyons, the founder of Alltech, made an offer for all of the shares of Ridley at Cdn$40.75 per share. Under Alltech's ownership, Steve and his team will continue to run the company. This was a win-win transaction for Ridley, Alltech and Fairfax. Our total realized gain was Cdn$304.1 million, representing a compound annual return of 31% including dividends. We wish Steve Van Roekel, Ridley and Alltech the very best in the future and thank Steve and his team for their outstanding performance.

A summary of our 2015 realized and unrealized gains (losses) is shown in the table below:

	Realized Gains	Unrealized Gains (Losses)	Net Gains (Losses)
Equity and equity-related investments	818.8	(1,243.8)	(425.0)
Equity hedges	126.7	375.1	501.8

Net equity and equity-related	945.5	(868.7)	76.8
Bonds	26.8	(495.5)	(468.7)
CPI-linked derivatives	–	35.7	35.7
Other (principally foreign currency)	204.1	(107.1)	97.0

Total	1,176.4	(1,435.6)	(259.2)

The table shows the realized gains for the year and, separately, the unrealized fluctuations in common stock, bond and CPI-linked derivative prices. With IFRS accounting, these fluctuations, although unrealized, flow into the income statement and balance sheet, necessarily producing lumpy results (the real results can only be seen over the long term). This table is updated for you in every quarterly report and we discuss it every year in our Annual Report.

In 2015, we realized $1,176.4 million in gains, predominantly from common stocks. On our equity and equity-related investments, after unrealized losses of $868.7 million (net of $375.1 million of unrealized gains from our hedges), mainly from our stock portfolio, we had net gains of $76.8 million. With interest rates going up a little in 2015, we had a $495.5 million unrealized loss on our bond portfolio. Over the past five years, we have had total cumulative realized gains of $4.1 billion but show net gains of only $1.2 billion because of unrealized losses of $2.9 billion, including unrealized losses from our hedges. Some of these unrealized losses from our hedges have reversed during 2015 and in 2016 as I write this report to you.

Our cumulative net realized and unrealized gains since we began in 1985 have amounted to $11.4 billion. As we have mentioned many times, these gains, while unpredictable, are a major source of strength to Fairfax as they add to our capital base and help finance our expansion. Also, as I have emphasized every year, the unpredictable timing of these gains and mark to market accounting make our quarterly (and even annual) earnings and book value very volatile, as we saw again in 2015:

	Earnings per Share	Book Value per Share
December 31, 2014		$395
First quarter	$9.71	394
Second quarter	(8.87)	388
Third quarter	18.16	400
Fourth quarter	4.10	403

After two years at BlackBerry, John Chen has stabilized the operations, generating cash every quarter in his second year. This has allowed him to make acquisitions of $864 million, including Good Technology for $425 million, and still have cash of $2.7 billion in the holding company. After flawlessly introducing the Passport and the BlackBerry Classic, John introduced the Priv, which operates on the Android system and thus provides users with access to over 1 million apps. John has many projects on the go, including the BlackBerry Enterprise business, the Internet of Things and QNX, as he builds revenue and profits at BlackBerry. Although the stock price has yet to reflect the progress at BlackBerry, we continue to be excited about John's leadership.

Richie Boucher at the Bank of Ireland had another outstanding year in 2015 as the Bank earned €1.2 billion of profit before tax, a 30% increase over 2014, with all trading divisions being profitable. Bank of Ireland continued to be the largest lender to the Irish economy, with group new lending up 40% over 2014. In 2015, the Irish economy grew 9%, while house prices and commercial real estate prices increased 8.9% and 18.2% respectively. Bank of Ireland issued five-year bonds at 1.25% – unbelievable when you think it could not issue bonds at 14+% in 2011! Recently, Bank of Ireland repaid the €1.3 billion in preferreds initially issued to the Irish government. Richie and his management team have done an incredible job, paying back the Irish government for the €6 billion in support during the financial crisis in 2011, helping the Irish economy grow by providing over €10 billion over the past two years in new loans and providing its shareholders, particularly the shareholders who refinanced the bank in 2011, exceptional returns. It has been an incredible story and we thank Richie and his team again. These outstanding results created excellent results for us as we realized some profits in 2015.

2015 was very turbulent for Greece as it went through a referendum, had capital controls imposed on its banking system, had another election which resulted in a majority government for the Syriza party and was trying to cope with an unprecedented migration of refugees from Syria. Prime Minister Tsipras appointed Euclid Tsakalotos as Finance Minister. Recently, we took ten institutional investors to Greece for an update from the Prime Minister and the Finance Minister. While there are no guarantees in life, it seems to us that the Greek government and the citizens of Greece have clearly rejected leaving the euro (going back to the drachma) and are implementing the reform program required by the Troika. In spite of the massive uncertainties in Greece in 2015, the economy was flat and unemployment came down from 27.9% in 2013 to 24.6%. Housing construction is down over 90% from the high while automobile sales are down 75% from the top. Greece's economy has hit bottom and given some stability in the political environment, should recover strongly, not unlike Ireland in the last few years.

With this as a backdrop, we experienced one of our largest unrealized losses ever in our holdings of Eurobank. As discussed in last year's Annual Report, in 2014, as part of a large group of institutional investors investing €2.9 billion so as to allow Eurobank to successfully pass the ECB stress test, we invested €400 million at 31 euro cents per share in Eurobank. With the uncertainties of 2015 discussed above and the bank capital controls, the ECB imposed another very severe stress test on the Greek banks that resulted in an additional capital raise of €2.039 billion at 1 euro cent per share – yes, you read that right – 1 euro cent!! At that price, after the issue, Eurobank was selling at 39% of book value and 3.1 times normalized earnings. We invested €350 million for an average total cost per share of 2.2 euro cents versus a book value of 2.5 euro cents per share and a normalized price/earnings ratio of 6.9 times.

After a consolidation of 100 to 1, Eurobank began trading at €1 per share. Early in 2016, Eurobank, in sympathy with other European banks, declined to 30 euro cents per share; it is now trading at about 77 euro cents per share. Unbelievable! And they say markets are efficient! We continue to be confident in the management team of Eurobank with Fokion Karavias as CEO and Nikos Karamouzis as Chairman.

Our other Greek investments – Grivalia, led by George Chryssikos, Praktiker Greece, led by Ioannis Selalmazidis and Mytilineous, led by Evangelos Mytilineos – continue to do well in a very difficult economic environment. We are very fortunate to have Wade Burton, a member of our Investment Committee, leading the charge on our Greek investments. Brad Martin, also on the Board of Eurobank, has backed him well. Our time will come in Greece!

Arbor Memorial was taken private in November 2012 by the Scanlan family in a transaction which we helped finance by investing Cdn$55.5 million in preferred shares and Cdn$49.6 million in common equity. Last year, Arbor redeemed the preferred shares, and the common shares are currently valued at about 2.1 times our cost, for a total annual return of 20% since going private. Brian Snowden, the CEO of Arbor Memorial, continues to do an excellent job.

We have invested $645 million in real estate investments with Kennedy Wilson over the last six years. Through sales of real estate and mortgage loans, as well as refinancings, we have received distributions of $625 million. Our total net cash investment in real estate investments with Kennedy Wilson is therefore now $20 million, and that investment is probably worth about $237 million. In 2015 Kennedy Wilson sold its Japanese real estate for a gain of $78 million, a return of 45% on our original investment, and returned $125 million of the proceeds to Fairfax. Also, we continue to own 10.4% of Kennedy Wilson (12.2 million shares): our cost was $11.37 per share, and the shares are currently trading at about $20. A big thank you to Bill McMorrow and his team at Kennedy Wilson.

Below we update the table on our intrinsic value and stock price. As discussed in previous Annual Reports, we use book value as a first measure of intrinsic value.

	INTRINSIC VALUE % Change in US$ Book Value per Share	STOCK PRICE % Change in Cdn$ Price per Share
1986	+180	+292
1987	+48	-3
1988	+31	+21
1989	+27	+25
1990	+41	-41
1991	+24	+93
1992	+1	+18
1993	+42	+145
1994	+18	+9
1995	+25	+46
1996	+63	+196
1997	+36	+10
1998	+30	+69
1999	+38	-55
2000	-5	-7
2001	-21	-28
2002	+7	-26
2003	+31	+87
2004	-1	-11
2005	-16	-17
2006	+9	+38
2007	+53	+24
2008	+21	+36
2009	+33	+5
2010	+2	–
2011	-3	+7
2012	+4	-18
2013	+10	+18
2014	+16	+44
2015	+2	+8
1985-2015 (compound annual growth)	+20.4	+19.4

As our book value is reported in U.S. dollars and our stock trades in Canadian dollars, the weak Canadian dollar in the last three years has resulted in our stock price going up faster than our book value. When we began, our stock price was Cdn$3.25 and our book value was US$1.52, with 1 Canadian dollar equal to U.S. 75 cents. At that exchange rate, the compound annual growth in our book value and our stock price would have been the same at the end of 2015 if our stock price had been about Cdn$850 per share.

Insurance and Reinsurance Operations

The table below shows the recent combined ratios and the 2015 change in net premiums written of our insurance and reinsurance operations:

	Combined Ratio				Change in Net Premiums Written
	2015		2014	2013	2015
Northbridge	91.8%		95.5%	98.2%	(8.3)%	(2)
Crum & Forster	97.7%		99.8%	101.9%	23.3%
Zenith	82.5%		87.5%	97.1%	8.9%
Brit	94.9%	(1)	–	–	–
OdysseyRe	84.7%		84.7%	84.0%	(12.5)%
Fairfax Asia	87.9%		86.7%	87.5%	(1.5)%
Other Insurance and Reinsurance	89.6%		94.7%	96.6%	18.3%

Consolidated	89.9%		90.8%	92.7%	16.6%

(1)
For the period since its acquisition on June 5, 2015

(2)
An increase of 6.1% in Canadian dollars

Led by Silvy Wright, Northbridge improved its combined ratio by 3.7% to 91.8% and generated an underwriting profit of $71.4 million. Northbridge continues to benefit from its conservative reserving philosophy. Northbridge's net premiums written (in Canadian dollars) were up 6.1% in the year, benefitting from its strong brand recognition in Canada and excellent customer service. Like all of our insurance and reinsurance companies, Northbridge is focused on sustained underwriting profitability with continued strong reserving.

Crum & Forster improved its combined ratio again in 2015 while continuing to grow its business profitably. Its combined ratio decreased 2.1% to 97.7% while net premiums written were up 23.3%. Marc Adee and his team have continued to build a premier specialty insurance business through organic growth and a number of successful bolt-on acquisitions.

Zenith, under the guidance of Kari Van Gundy, produced another year of underwriting profit, with a combined ratio of 82.5%, benefitting from improved accident year results and favourable prior year development. In 2015, Zenith produced an underwriting profit of $134.4 million. With rate increases remaining flat year over year, Zenith achieved an increase in net premiums written of 8.9% on a profitable basis. Zenith remains one of the premier workers compensation writers in the United States.

Brit has not disappointed, posting excellent results since the acquisition closed in June. Brit's combined ratio was 94.9% with conservative reserving. Mark Cloutier and Matthew Wilson and their team continue to make Brit a leading insurer at Lloyd's. Brit is a great fit for Fairfax and we are excited that it is part of the Fairfax family.

Brian Young and his team at OdysseyRe had another outstanding year with a combined ratio of 84.7% and underwriting profit of $336.9 million. OdysseyRe continues to maintain its disciplined underwriting in a difficult reinsurance market and continues to leverage its strong brand based on its capabilities to write insurance and reinsurance business globally. Once again, favourable loss development from prior years and minimal catastrophe activity contributed to the excellent result.

Fairfax Asia, under the leadership of Mr. Athappan, continued to produce outstanding results, with a combined ratio of 87.9% and an underwriting profit of $34.8 million. Fairfax Asia features excellent leadership at all of its companies: Mr. Athappan at First Capital in Singapore, Cody Hui at Falcon Insurance in Hong Kong, Gobi Athappan at Pacific Insurance in Malaysia, Sanjeev Jha at Union Assurance in Sri Lanka and Arun Nanwami at Fairfax Insurance Indonesia. Gobi Athappan, Sam Chan and Paul Mulvin have been instrumental in our growth throughout the region, working of course with Mr. Athappan.

Our other insurance and reinsurance segment had an excellent year, with $443 million in premiums, a combined ratio of 89.6% and an underwriting profit of $46.2 million. This segment also features excellent leadership at all of its companies: Nigel Fitzgerald at Advent, Monika Wozniak-Makarska at Polish Re, Bruno Camargo at Fairfax Brasil, Peter Csakvari at Fairfax Eastern Europe (now called Colonnade Insurance) and Sean Smith at Pethealth.

We also have a minority ownership position in a number of insurance and reinsurance companies that are therefore not consolidated in our results. We are very excited about the prospects for each of these companies and expect to increase our ownership over time (as we are doing at ICICI Lombard). We are very thankful for the wonderful leadership at these companies: Bhargav Dasgupta at ICICI Lombard in India, Khaled Saoud Al-Hasan at Gulf Insurance in the Middle East, Sopa Kanjanarintr at Falcon Thailand and Phan Quang Tung at BIC in Vietnam. I would also like to welcome Danny Fung, who became CEO of Alltrust Insurance in China during 2015.

You will be interested to know that in the last five years, the gross premiums produced by Fairfax's international operations (i.e., our companies outside North America) have gone from 23% to 40% of our total gross premiums. We write (re)insurance in over 80 countries worldwide. The table shows you our international operations as at December 31, 2015:

					Fairfax Share
	Shareholders' Equity	Gross Premiums Written	Investment Portfolio	Fairfax Ownership	Shareholders' Equity	Gross Premiums Written
Consolidated
Brit(1)	1,670	1,999	3,955	70%	1,165	1,400
First Capital (Singapore)	431	399	677	98%	421	390
Advent	154	241	514	100%	154	241
Fairfax Brasil	27	123	74	100%	27	123
Polish Re(2)	80	114	195	100%	80	114
Pacific Insurance (Malaysia)	94	108	145	100%	94	108
Falcon Insurance (Hong Kong)	64	69	143	100%	64	69
Union Assurance (Sri Lanka)	32	43	44	78%	25	34
Fairfax Indonesia	24	34	24	80%	19	28

	2,576	3,130	5,771		2,049	2,507

Non-consolidated
ICICI Lombard (India)(3)	439	1,170	1,707	26%	112	299
Alltrust Insurance (China)(3)	427	1,063	1,033	15%	64	159
Gulf Insurance (Middle East)(3)	285	608	763	41%	118	252
BIC Insurance (Vietnam)	40	70	78	35%	14	25
Falcon Insurance (Thailand)	14	48	38	41%	6	20

	1,205	2,959	3,619		314	755

Total International Operations	3,781	6,089	9,390		2,363	3,262

(1)
Full year 2015 premium

(2)
Including Fairfax Eastern Europe

(3)
As at and for the 12 months ended September 30, 2015

There is much opportunity for growth in these countries as insurance is very underpenetrated in all of them. For example, in the United States, non-life premiums as a percentage of GDP is 4.3%, while in countries where we write business, it is less than 2%, and in some cases less than 1%. We are excited about this growth opportunity.

All of our companies are well capitalized, as shown in the table below:

	As at and for the Year Ended December 31, 2015
	Net Premiums Written		Statutory Surplus		Net Premiums Written/Statutory Surplus
Northbridge	Cdn 1,132.8		Cdn 1,288.7		0.9x
Crum & Forster	1,659.4		1,252.7		1.3x
Zenith	785.4		621.7		1.3x
Brit	1,629.8	(1)	1,156.5		1.4x
OdysseyRe	2,095.0		4,107.1	(2)	0.5x
Fairfax Asia	275.9		712.9	(2)	0.4x
(1)
For the full year ended December 31, 2015

(2)
IFRS total equity

On average we are writing at about 0.8 times net premiums written to surplus. In the hard markets of 2002 – 2005 we wrote, on average, at 1.5 times. We have huge unused capacity currently and our strategy during the times of soft pricing is to be patient and stand ready for the hard markets to come.

The accident year combined ratios of our companies from 2006 onwards are shown in the table below:

	2006 – 2015
	Cumulative Net Premiums Written	Average Combined Ratio
	($ billions)
Northbridge	Cdn 10.8	100.0%
Crum & Forster	11.2	101.7%
OdysseyRe	21.4	91.7%
Fairfax Asia	1.7	86.0%

Total	45.1	95.9%

The table comprising a full decade with a hard and soft market and extreme catastrophe losses in 2011, demonstrates the quality of our insurance and reinsurance companies. It shows you the cumulative business each company has written in the past ten years and each company's average accident year combined ratio during those years. Results in total are excellent – but there is no complacency as our Presidents, with Andy Barnard's help, continue to focus on developing competitive advantages that will ensure these combined ratios are sustainable through the ups and downs of the insurance cycle.

The table below shows the average annual reserve redundancies for our companies for the past ten years (business written from 2005 onwards):

2005 – 2014 Average Annual Reserve Redundancies
Northbridge	11.7%
Crum & Forster	1.7%
OdysseyRe	11.4%
Fairfax Asia	9.1%

The table shows you how our reserves have developed for the ten accident years prior to 2015. We are very pleased with this reserving record, but given the inherent uncertainty in setting reserves in the property casualty business, we continue to be focused on being conservative in our reserving process. More on our reserves in the MD&A.

Our runoff operations under Nick Bentley continued to be an important contributor to the group. During the year, Nick and his team, always active in seeking runoff opportunities to add to their business, acquired four runoff books. Cumulative pre-tax profit from runoff in the last nine years amounted to $1.1 billion.

We have updated the float table that we show you each year for our insurance and reinsurance companies:

Year	Underwriting Profit (Loss)	Average Float	Cost (Benefit) of Float	Average Long Term Canada Treasury Bond Yield
1986	3	22	(11.6)%	9.6%
2006	213	8,213	(2.6)%	4.3%
2015	705	12,635	(5.6)%	2.2%
Weighted average last ten years			(0.8)%	3.3%
Fairfax weighted average financing differential last ten years: 4.1%

Float is essentially the sum of loss reserves, including loss adjustment expense reserves, and unearned premium reserves, less accounts receivable, reinsurance recoverables and deferred premium acquisition costs. Our long term goal is to increase the float at no cost, by achieving combined ratios consistently at or below 100%. This, combined with our ability to invest the float well, is why we feel we can achieve our long term objective of compounding book value per share by 15% per annum. In the last ten years, our float has cost us nothing (in fact, it provided a 0.8% benefit per year) – significantly less than the 3.3% that it cost the Government of Canada to borrow for ten years.

The table below shows you the breakdown of our year-end float for the past five years:

	Insurance and Reinsurance
								Total Insurance and Reinsurance
Year	Northbridge	Crum & Forster	Zenith	Brit	OdysseyRe	Fairfax Asia	Other		Runoff	Total
	($ billions)
2011	2.2	2.1	1.1	–	4.7	0.4	1.0	11.6	2.8	14.4
2012	2.3	2.4	1.2	–	4.9	0.5	1.0	12.2	3.6	15.9
2013	2.1	2.3	1.2	–	4.7	0.5	1.0	11.8	3.7	15.6
2014	1.9	2.6	1.2	–	4.5	0.5	0.9	11.6	3.5	15.1
2015	1.6	2.6	1.2	2.7	4.2	0.6	0.8	13.7	3.4	17.1

In the past five years our float has increased by 18.6%, due to acquisitions and organic growth in net premiums written at Crum & Forster, Zenith and Fairfax Asia. The decrease in 2015 (excluding Brit) was due to foreign exchange movements and reserve releases.

Of course, our float and float per share have grown tremendously since we began in 1985, as the table below shows. This has been one of the key reasons for our success in the past and will continue to be a key reason in the future.

	Total Float	Float per Share
1985	13	$ 2 1/2
1990	164	30
1995	653	74
2000	5,877	449
2005	8,757	492
2010	13,110	641
2015	17,072	769

At the end of 2015, we had $769 per share in float. Together with our book value of $403 per share and $134 per share in net debt, you have approximately $1,306 in investments per share working for your long term benefit – about 5.6% higher than at the end of 2014.

The table below shows the sources of our net earnings. This table, like various others in this letter, is set out in a format which we have consistently used and we believe assists you in understanding Fairfax.

	2015	2014
Underwriting – Insurance and Reinsurance
Northbridge	71.4	42.7
Crum & Forster	35.4	2.5
Zenith	134.4	89.5
Brit	45.4	–
OdysseyRe	336.9	360.4
Fairfax Asia	34.8	36.2
Other	46.2	20.7

Underwriting profit	704.5	552.0
Interest and dividends – insurance and reinsurance	477.0	363.4

Operating income	1,181.5	915.4
Runoff (excluding net gains (losses) on investments)	(74.1)	(88.5)
Non-insurance operations	127.8	77.6
Interest expense	(219.0)	(206.3)
Corporate overhead and other	(132.5)	(96.5)

Pre-tax income before net gains (losses) on investments	883.7	601.7
Net realized gains before equity hedges	1,049.7	777.6

Pre-tax income including net realized gains but before unrealized gains (losses) and equity hedges	1,933.4	1,379.3
Net change in unrealized gains (losses) before equity hedges	(1,810.7)	1,153.1
Equity hedging net gains (losses)	501.8	(194.5)

Pre-tax income	624.5	2,337.9
Income taxes (payable) recovered	17.5	(673.3)

Net earnings	642.0	1,664.6

The table shows the results from our insurance and reinsurance (underwriting and interest and dividends), runoff and non-insurance operations (which shows the pre-tax income (loss) before interest of Ridley (sold on June 18, 2015), William Ashley, Sporting Life, Praktiker (acquired on June 5, 2014), the Keg (acquired on February 4, 2014), Thomas Cook India, Pethealth (acquired on November 14, 2014), Fairfax India (since its initial public offering on January 30, 2015) and Cara (consolidated on April 10, 2015)). Net realized gains before equity hedges, net change in unrealized gains (losses) before equity hedges, and equity hedging net gains (losses) are shown separately to help you understand the composition of our earnings. In 2015, after interest and dividend income, our insurance and reinsurance companies had operating income of $1.2 billion. Excluding unrealized gains (losses) and equity hedging, our pre-tax income was $1.9 billion. All in, after-tax income was $642 million. (See more detail in the MD&A.)

Financial Position

	2015		2014
Holding company cash, short term investments and marketable securities (net of short sale and derivative obligations)	1,275.9		1,212.7

Holding company – long term debt	2,599.0		2,656.5
Insurance and reinsurance companies – long term debt	468.5		385.9
Non-insurance companies – long term debt	284.0		136.6

Total debt	3,351.5		3,179.0

Net debt	2,075.6		1,966.3

Common shareholders' equity	8,952.5		8,361.0
Preferred stock	1,334.9		1,164.7
Non-controlling interests	1,731.5		218.1

Total equity	12,018.9		9,743.8

Net debt/total equity	17.3%		20.2%
Net debt/net total capital	14.7%		16.8%
Total debt/total capital	21.8%		24.6%
Interest coverage	3.9	x	12.3	x
Interest and preferred share dividend distribution coverage	2.9	x	9.0	x

At the end of 2015 we maintained our strong financial position, with the holding company continuing to hold cash and marketable securities of well over $1 billion, and having only limited debt maturities in the next five years. Please note the non-insurance long term debt has not been guaranteed by Fairfax. During the year, we raised our unused bank lines to $1 billion.

On March 2, 2016 we sold 1 million shares of Fairfax at Cdn$735 per share to partially fund the acquisition of Eurolife and the purchase of an additional 9% of ICICI Lombard and to maintain a very strong financial position in these uncertain times.

You may have forgotten, but in 1998 we swapped $125 million of our 7 3/8% debentures due April 15, 2018 for Japanese yen-denominated debt of the same maturity with a fixed rate of 3.48% per annum. Last year, we closed the swap for a cumulative profit of $44 million, much less than what we expected at the time, due to the appreciation of the yen.

Investments

The table below shows the time-weighted compound annual returns (including equity hedging) achieved by Hamblin Watsa, Fairfax's wholly-owned investment manager, on the stocks and bonds of our companies managed by it during the past 15 years, compared to the benchmark index in each case:

	5 Years	10 Years	15 Years
Common stocks (with equity hedging)	(4.9)%	4.2%	9.8%
S&P 500	12.6%	7.3%	5.0%
Taxable bonds	7.2%	9.8%	10.2%
Merrill Lynch U.S. corporate (1-10 year) bond index	4.0%	5.0%	5.5%

Hedging our common equity exposures has been very costly for us over the last five years – particularly in 2013. However, we have warned you many times in our Annual Reports of the many risks that we see and the great disconnect between the markets and the economic fundamentals. These risks may be coming to a head in early 2016, as I write this Annual Report to you – right out of the blue!

The most important risk we saw was that the 2008/2009 recession was not like any we had experienced in the last 50 years. The closest comparables were the U.S. in the 1930s and Japan since 1990. Most investors consider the 2008/2009 recession and crash to be a once in a generation event – and it's over! We differ because we think we escaped the serious adverse consequences of that recession as a result of huge fiscal stimulus from the U.S., even greater fiscal stimulus from China and the reduction in interest rates to 0% with massive monetary stimulus in the U.S., Europe and Japan through QE programs. There is nothing to fall back on now if the U.S. and Europe slip back into recession.

Here are some of the risks we discussed in our recent Annual Reports:

2010

The real estate bubble in China, causing a worldwide commodity bubble.

2011

The psychology of U.S. consumers may be changing to less spending and more saving just like what happened in Japan with Japanese housewives no longer buying stocks after the significant crash in the market in the 1990s period. Record profit margins in the U.S. were being extrapolated into the future as opposed to the historic regression to the mean. Commodities could collapse with the breaking of the Chinese bubble and Canada would not be spared.

2012

The great disconnect between stock markets and the economic fundamentals. Junk bond yields making new lows of 5%-6%. Emerging market countries like Bolivia issuing $500 million of U.S. dollar-denominated ten-year paper at 4 7/8%. We quoted Russ Napier who said that much capital has been destroyed in history by reaching for yields of 5%-6% in a low interest rate environment. After an acquisition binge in 2011 and even earlier, mining companies had begun facing the consequences even though commodity prices had yet to collapse. Speculation in condos was in full swing in Canada.

2013

We listed the problems in China including the fact that it had built the equivalent of 50 Manhattans in the previous five years and it had a shadow banking system even bigger than the U.S. banking system prior to the crash in 2008/2009. In spite of QE1, 2 and 3, economic growth in the U.S. was very tepid! Commodity prices had begun to come down but had not collapsed. We felt with high debt levels in the developed markets and effectively zero interest rates, the government and central banks had no ammunition left to cushion us from unexpected economic events.

2014

We noted deflation had arrived in the second half of 2014 in the U.S. and Europe. Commodities, particularly oil, collapsed. German 30-year bond rates collapsed to 1% and almost half the German bond market was yielding negative interest rates, reflecting deflation. The Shiller CAPE index was at record P/E ratios, only seen twice before – in 1999/2000 and 1929. The rising U.S. dollar was resulting in profit margins of U.S. companies coming down from record levels.

So let's now turn to the comprehensive risks we see currently.

Commodity prices declined significantly again in 2015 with the S&P GSCI making 10-year lows. Recently, the price of oil went below $30 per barrel, the price of copper below $2.00 per pound and the price of iron ore below $40 per tonne. The table below shows the carnage in commodities and mining stock prices from the 2011 highs:

	Peak in 2011	December 31, 2015	% Change
Oil – $/barrel	$113.93	$37.04	(67)%
Copper – $/lb.	4.61	2.13	(54)%
Iron Ore – $/tonne	138.20	43.40	(69)%
Cotton – $/lb.	2.15	0.63	(71)%
Corn – $/bushel	7.87	3.59	(54)%
Rio Tinto	$76.63	$29.12	(62)%
Anglo American (£)	3,437.00	299.45	(91)%
BHP	102.68	25.76	(75)%
Glencore (£)	473.23	90.48	(81)%
Teck	65.10	3.86	(94)%
Cliffs	101.43	1.58	(98)%

Interestingly enough, all of the above companies made major acquisitions in 2011 and loaded up their balance sheets with debt! They are trying to clean up their balance sheets by selling subsidiaries at very low prices – and at huge losses from their purchase price. Unfortunately, we have seen this movie many times over our 40-year career.

As we have said a few times before, the collapsing commodity prices will not spare Canada. Canadian housing prices, particularly in Toronto and Vancouver, have gone up significantly, driven by lax policies at CMHC (Canada's equivalent to Fannie Mae and Freddie Mac). Canadians have accessed their increasing real estate wealth through lines of credit easily available from the banks. Sounds familiar? This is exactly what happened in the United States before the financial crisis in 2008/2009. If history is any guide, this will reverse and we continue to be shocked at the massive debt levels incurred by young people (below 45 years old), with no financial buffer against hard times as the C.D. Howe report, Mortgaged to the Hilt, shows.

China devalued its currency on August 11, 2015 by 1.9% – the biggest move in 21 years. The Chinese government is trying frantically to support four major markets: its exchange market, its stock market, its bond market (no debt defaults allowed) and of course, the biggest real estate bubble we have ever witnessed. In 2015, China's foreign exchange reserves dropped for the first time in 20 years – by almost $800 billion from the high. Early in 2016, the trend continues!

The high yield bond market, mainly due to oil and mining issues, is moribund. Spreads have increased dramatically – particularly for energy issues! Of course, distress in the energy area is being transmitted to the pipelines and then to the banks and bond markets that funded significant pipelines and transmission expansions and acquisitions. Distress is spreading into other areas of the high yield market. Recently, three high yield funds, one very prominent, were not able to redeem for cash and closed down – similar to the Bear Stearns real estate funds in June 2007. This may well be the Hyman Minksy moment!

Record emerging market bond purchases by mutual funds reaching for yield is another bomb waiting to explode. For example, Venezuela has some $115 billion in U.S. dollar bonds outstanding with $8.6 billion maturing in the remainder of 2016. Oil and gas accounts for 25% of its economy and 96% of its exports, and inflation is running at 181%. A default would have a significant impact on bond mutual fund redemptions which would cause major losses to the retail investor – and potentially a run on these funds. Many emerging market countries in Latin America, Africa and Asia have similar challenges.

Japan recently decided to expand its quantitative easing program which resulted in its ten-year yield going negative (-0.03%). Its yen/dollar exchange rate weakened for a day and then strengthened by 7% – much to the shock of the Bank of Japan and most investors! Prime Minister Abe and the Bank of Japan's Governor Kuroda have tried to create inflation in Japan by weakening their currency but have failed so far!

As I write to you, Japan is still under deflation – the economy shrank 1.1% in the fourth quarter of 2015. Declining interest rates and negative interest rates have caused a major problem for banks all over the world as their net interest margins get compressed. Japanese bank net interest margins have been declining for the past ten years while European and U.S. banks have experienced the same in the past five years. Concerns about bank profitability have led to a 40% reduction in European bank stock prices in 2016 with Deutsche Bank making 30-year lows and selling at 35% of book value.

Imagine my shock when I recently found out that a friend's 90-year old grandmother had an equity weighting of 85% – yes, 85%! And she has a very reputable bank as her investment advisor. When asked to reduce her exposure, she said she couldn't get income any other way!! I have not given up on changing her mind – but it will not be easy!

Speaking of dividends, have you noticed the dividend reductions spreading from junior oil and mining companies to senior oil companies like ConocoPhillips (66% cut), to senior mining companies like Rio Tinto (50% cut) and BHP (74% cut), to pipeline companies like Kinder Morgan (75% cut), and to large utilities like RWE in Europe (100% cut)? Dividends for the S&P500 are down slightly but it is very early days as pre-tax margins regress to the mean. Also, many companies have borrowed to pay dividends! Much pain to come for sure!

There is a prevailing view today that common shares are great long term investments, irrespective of price. This is a great example of long term investing gone astray. Of course, there is no country more entrepreneurial than the United States, with the rule of law and deep capital markets that are the envy of the whole world. But as history shows, being bullish in 1929, when the Dow Jones hit 400, meant you had to wait 25 years (until 1954) before the Dow Jones saw 400 again. In the meantime you had to survive a 90% decrease in the index. More recently in Japan, the Nikkei has yet to hit the 40,000 level it traded at in 1989 – almost 27 years ago. It is still over 50% below its all-time high in 1989. As they say, caveat emptor!

I have purposely given you a quick summary of all the problems/challenges that the world faces right now. The potential for unintended consequences, and therefore of pain, is huge. This is why Ben Graham said if you were not bearish in 1925 – yes, 1925 – you had a 1 in 100 chance of surviving the depression – really the 1930 to 1932 crash in the stock market that resulted in an 86% loss from the high in 1930. We continue to protect you, our shareholders – and our company – as best we can from the potential problems that we see. As we have said, it is better to be wrong, wrong, wrong, wrong, wrong and then right, than the other way around! We remember it took 89 years for AIG to build $90 billion of shareholders' capital, and only one year to lose it all!

As we said in last year's Annual Report, with deflation in the air, our CPI-linked derivative contracts, with a notional amount of $109 billion, have come to life. Here's how they have performed recently:

Value of CPI-linked Derivatives
September 30, 2014	110
December 31, 2014	238
December 31, 2015	273

Early in 2016, ten-year TIP spreads (i.e., the spread between ten-year inflation adjusted bonds and treasuries) have made new lows, second only to the 2008/2009 lows. Declining TIP spreads, reflecting lower inflation expectations and higher volatility, result in higher prices for our CPI-linked derivative contracts.

If some of the risks that we have discussed earlier materialize and deflation becomes embedded in the U.S. and Europe, as it has been in Japan since the 1990s and as it was in the U.S. in the 1930s, these contracts can become very valuable and protect our company from deflation's deleterious effects! In our 2007 Annual Report, we discussed how the value of our CDS contracts increased from June 2007 to February 2008 after declining for the previous four years! They went from a market value of $200 million to $2 billion, i.e., a ten times increase in the course of eight months. And this was long before the Lehman Brothers crisis at the end of 2008!

The table below gives you more details on our CPI-linked derivative contracts as at December 31, 2015:

Underlying CPI Index	Floor Rate(1)	Average Life	Notional Amount	Cost	Cost(2)	Market Value	Market Value(2)	Unrealized Gain (Loss)
		(in years)			(in bps)		(in bps)
United States	0.0%	6.6	46,225.0	284.7	61.6	98.9	21.4	(185.8)
United States	0.5%	8.8	12,600.0	39.3	31.2	83.4	66.2	44.1
European Union	0.0%	5.7	42,338.4	287.2	67.8	73.9	17.5	(213.3)
United Kingdom	0.0%	6.9	4,863.9	23.9	49.1	3.1	6.4	(20.8)
France	0.0%	7.1	3,421.8	20.7	60.5	13.3	38.9	(7.4)

		6.6	109,449.1	655.8		272.6		(383.2)

(1)
Contracts with a floor rate of 0.0% provide a payout at maturity if there is cumulative deflation over the life of the contract. Contracts with a floor rate of 0.5% provide a payout at maturity if cumulative inflation averages less than 0.5% per year over the life of the contract.

(2)
Expressed as a percentage of the notional amount.

On average, our CPI-linked derivative contracts have 6.6 years to go. We will update the table above every quarter.

In 2015, we maintained our position in CPI-linked derivative contracts as shown in the table below:

	2010	2011	2012	2013	2014	2015
Notional amount ($ billions)	34.2	46.5	48.4	82.9	111.8	109.4
Cost	302.3	421.1	454.1	545.8	655.4	655.8
Market value	328.6	208.2	115.8	131.7	238.4	272.6

The table below shows you the average strike price of our contracts versus the index values at the end of 2015:

Underlying CPI Index	Notional Amount	Weighted Average Strike Price (CPI)	December 31, 2015 CPI
	($ billions)
United States – 0.0%	46.2	231.32	236.53
United States – 0.5%	12.6	238.30	236.53
European Union	42.3	111.84	117.21
United Kingdom	4.9	243.82	260.60
France	3.4	125.07	126.03

Total	109.4

In the five years 2010 – 2014, we had significant losses, mostly unrealized, from our hedging program and from our CPI-linked derivative contracts. This began to reverse in 2015, as shown below:

	2010	2011	2012	2013	2014	2015	Cumulative
Equity hedges	(936.6)	413.9	(1,005.5)	(1,982.0)	(194.5)	501.8	(3,202.9)
CPI-linked derivative contracts	28.1	(233.9)	(129.2)	(126.9)	17.7	35.7	(408.5)

Total	(908.5)	180.0	(1,134.7)	(2,108.9)	(176.8)	537.5	(3,611.4)

We hope the unrealized losses reverse out and turn into profits as they did in 2007/2008, as shown in the table below:

	2003 – 2006	2007	2008
Equity hedges	(287)	143	2,080
Credit default swaps	(211)	1,145	1,290

Total	(498)	1,288	3,370

We had to endure years of pain before harvesting the gains in 2007 and 2008. We continue to be focused on protecting your company from the significant unintended consequences that prevail today.

The speculation in the high tech world ended in early 2016, as shown in the table below:

	Highest Price per Share in Last Two Years	Price per Share on February 29, 2016	% Decline
Social Media
Twitter	$69.00	$18.12	(74)%
Netflix	130.93	93.41	(29)%
LinkedIn	270.76	117.19	(57)%
Yelp	98.04	20.24	(79)%
Yandex	44.22	12.92	(71)%
Tencent Holdings	171.00	141.90	(17)%
Other Tech/Web
Groupon	$12.08	$4.78	(60)%
Service Now	89.99	54.99	(39)%
Salesforce.com	82.14	67.75	(18)%
Netsuite	119.63	60.42	(49)%

When it is all over, we will not be surprised if most of these stocks are down 90%!

The speculation in private high tech companies (the most valuable of which are known as "unicorns") has also ended with a thud. A friend of mine said the new name for these companies is "unicorpse" as many of them cannot fund their losses internally for more than a few months and now have almost no access to external funding. The table below shows the companies mentioned in last year's Annual Report.

	Latest Valuation	Total Equity Funding	Valuation/Funding
	($ billions)	($ billions)
Uber	62.5	8.8	7.1x
Xiaomi	45.0	1.5	31.0x
Airbnb	25.0	2.4	10.5x
Palantir Technologies	20.0	2.5	8.2x
Didi Kuaidi	16.5	4.4	3.7x
Flipkart	15.2	3.2	4.8x
SpaceX	12.0	1.3	9.6x
Snapchat	12.0	1.2	10.3x
Pinterest	11.0	1.3	8.3x
Dropbox	10.0	0.6	16.5x
WeWork	10.0	1.0	10.0x
Theranos	9.0	0.4	22.5x
Spotify	8.5	0.5	16.2x
Lyft	5.5	2.0	2.7x
Stripe	5.0	0.3	16.7x

Layoffs have begun in many of these companies. Money is being raised at lower valuations than the previous round of financing and the cycle is now in reverse.

As we have said in the past, when you review our financial statements, please remember that when we own more than 20% of a company, we equity account, and when we own above 50%, we consolidate, so that mark to market gains in these companies are not reflected in our results. Let me mention some of those gains.

As you can see in note 6 to our consolidated financial statements, the fair value of our investment in associates is $2,407 million while its carrying value is $1,933 million, representing an unrealized gain of $474 million which is not on our balance sheet.

Also, we own 68% of Thomas Cook India, which is consolidated in our statements. The unrealized gain on this position, based on market value as at December 31, 2015, is $475 million. This brings the total unrealized gain not reflected on our balance sheet to $949 million.

Our net unrealized gains (losses) over cost by asset class at year-end were as follows:

	2015	2014
Bonds	1,126.0	1,642.3
Preferred stocks	(103.9)	33.5
Common stocks	(685.8)	325.9
Investments in associates	473.7	452.8

Total	810.0	2,454.5

Our common stock portfolio, which reflects our long term value-oriented investment philosophy, is broken down by country as follows (at market value at year-end):

Canada	704.3
United States	1,059.7
Other	2,708.3

Total	4,472.3

We continue to like the long term prospects of our common stock holdings, while our hedges protect us against our near term economic concerns.

Miscellaneous

Our annual dividend remained the same as in 2014. On a normalized basis, we are paying out approximately 2% of our book value per share or approximately 17% of our earnings – and over time these ratios should drop significantly as we like the idea of a stable dividend and do not anticipate it will change for some time.

During 2015, I went to you, our shareholders, for approval of the preservation of the voting power of my multiple voting shares. Over the past 30 years, I have repeatedly mentioned to you that you suffer a major negative with my control of the company – you cannot make a quick profit on Fairfax stock as I will not accept a takeover offer, irrespective of price. In return, of course, we are very much focused on making a return for you over the long term.

Over time, with the stock issues we have done, my multiple voting shares, which once represented 80% of the votes, represented only 41.8% of the votes. I was very uncomfortable going much below this level of control as our company would then be subject to being taken over. That left us two choices: either change the multiple voting share structure, or stop making acquisitions using our stock as currency. Our Board formed a Special Committee consisting of Alan Horn (Chair), Tony Griffiths and Bob Gunn which, after much careful consideration, proposed terms which protected the interests of minority shareholders while preserving the power of the multiple voting shares. We discussed this with our large shareholders and at a special shareholders' meeting we obtained approval from our shareholders. Changing the terms of our multiple voting shares needed a high hurdle of 2/3 approval of our publicly traded subordinate voting shares and we got it – we believe because shareholders recognized that this was the best governance in all of Fairfax's circumstances. We thank the Special Committee members for their extensive work and sensitive consideration on behalf of our shareholders, and we are very thankful to you, our shareholders, for this support!

In connection with this approval, I have agreed that through 2025, I will continue not to receive any remuneration by way of bonus, equity incentive or pension entitlement, and my annual salary will remain at Cdn$600,000, where it has been since 2000 at my request. Also, the continuing effect of the preservation of the approved multiple voting share power is subject to ratification votes by a majority of the shareholders other than me periodically at certain dates after defined increases in the number of our outstanding shares (please read our proxy circular for the details).

All in all, this is an excellent deal for Fairfax and its shareholders, as it allows us to expand significantly while retaining the very valuable corporate culture that we have built over the past 30 years. While you won't benefit from a takeover premium for Fairfax, we will be focused on building long term value for you, our shareholders, by treating our customers, employees and the communities in which we operate in a fair and friendly way. Perhaps I am biased, but the fact that Fairfax is not for sale and that Fairfax will not sell any of its insurance companies is a major plus for our companies and all of our employees.

This is a major advantage for Fairfax in today's world of corporate activism and short termism. Companies are being destroyed, quite often, by the short term focus of corporate activists who, in order to make a quick profit for themselves, aggressively demand that companies sell divisions or cut costs indiscriminately, or get taken over! This activity is anathema to us and gives business a bad name. We will never take part in it!

Of course, this does not prevent companies that we have invested in experiencing these problems. Recently, we saw it with Sandridge, an oil and gas company run by its founder, Tom Ward. Some activists got together and removed Tom as CEO at precisely the wrong time. Tom was one of the few CEOs in the oil industry who, at our urging, had hedged the price of oil for about three years at approximately $90 per barrel. While we will never know, Tom, with his entrepreneurial instincts, may have hedged more of his oil production and survived the current oil price collapse. As it is, because of its significant debt position, Sandridge recently stopped paying its interest – and we likely will lose our whole investment. A costly error on our part as we should have sold as soon as Tom resigned!

We continue to be extremely fortunate to have very long term shareholders. Many of you have been supporting us since we began in 1985. Our institutional shareholders also are unusually long term – many have been with us for 10 – 25 years. You can see that in our turnover. Our shares have an annual turnover rate of 32%, one of the lowest on the Toronto Stock Exchange or the NYSE. The most active traders on the NYSE have annual turnover rates in excess of 500%.

We continue to encourage all our employees to be owners of our company through our employee share ownership plan, under which our employees' share purchases by way of payroll deduction are supplemented by contributions by their employer. It is an excellent plan and employees have had great returns over the long term, as shown below:

	Compound Annual Return
	5 Years	10 Years	15 Years	20 Years	Since Inception
Employee Share Ownership Plan	30%	22%	17%	13%	17%

If an employee earning Cdn$40,000 had participated fully in this program since its inception, he or she would have accumulated 3,306 shares of Fairfax worth Cdn$2.2 million at the end of 2015. I am happy to say, we have many employees who have done exactly that! We want our employees to be owners and to benefit from the performance of their company.

We began Hamblin Watsa 31 years ago in 1984 with Tony Hamblin, Frances Burke, Mary Pritchard and myself. We had no money but big dreams! The four of us worked very closely, and Roger Lace and Brian Bradstreet joined us within a year or two. Frances Burke, our trader extraordinaire, bought and sold common shares for us first in Canada, then in the U.S. and then the world! Some days she worked right through the clock, particularly during the Asian crisis when we were buying shares in Asia. She was almost always the first to come into the office and the last to leave. Nothing ever missed her attention and all of us could rest easy because it was in Frances' capable hands.

Mary Pritchard ran our small office and, for the longest time, ran me! It was not for nothing that I called her the Real Boss! More recently, she looked after our donations programs.

At the end of 2015, after 31 years, both Frances and Mary decided to retire. We will miss them dearly and wish them a long, healthy and happy retirement. We all have benefitted greatly from their devotion to the company.

Our donations program continues to thrive across the communities all over the world where we do business. Our employees are all pitching in and having "fun", helping people who are not doing so well. For 2015, we donated $15.1 million for a total of over $140 million since we began. Over the past 30 years (really 25 years since we began our donations program), our annual donations have gone up 100 times. Here are a few examples of our company donations that I would like to highlight.

OdysseyRe supports Little Haven Hospice in London, Institut Pasteur in Paris for its research and treatment of infectious diseases, and AmeriCares for its global disaster relief programs. Also, OdysseyRe continued supporting Stamford Hospital to help fund the construction of a new hospital scheduled to open in September 2016.

Crum & Forster is a major supporter of The Redwoods Group Foundation, an organization that focuses on projects and programs that make people safer. Crum & Forster also supports the Morristown Medical Center, and sponsors an annual volunteer day on which employees spend the whole day volunteering in local communities across the country where the company has offices.

Zenith supports South Central Scholars, a non-profit organization which identifies highly motivated and talented students from disadvantaged communities of Los Angeles County and assists them in achieving academic, career and personal success in college and beyond. Zenith also provides students in undergraduate college programs with scholarships, study and career advice, networking opportunities, resume building and interviewing tips, meaningful job and internship experience, and a senior leader as an engaged and dedicated mentor.

Northbridge supports Partners for Mental Health, a national organization with a mandate to improve mental health in Canada and help put support within reach for all youth affected by mental illness and their families. Northbridge's employees participate in Give Together, an annual fundraising campaign, and annually support local community charities by providing an aggregate of over 2,000 hours of volunteer service.

RiverStone US has partnered with a unique organization, City Year, that has a significant positive impact on elementary school students who are at risk of dropping out of school. The City Year effort is centered around young volunteers, typically recent college graduates, who commit to live and work in Manchester, NH for a year to provide support and programs to the students. RiverStone UK has helped support the first dedicated children's asthma clinic in the U.K.

We are looking forward to seeing you at our annual meeting in Toronto at 9:30 a.m. (Eastern time) on April 14, 2016 at Roy Thomson Hall. As in the past few years, we will have booths (the number grows each year) which will provide information and allow you the opportunity to interact with the Presidents and/or senior members of our insurance companies, such as OdysseyRe, Northbridge, Crum & Forster, Zenith, Brit, ICICI Lombard, Fairfax Asia (which now includes BIC, our new venture in Vietnam), and our partners in the Middle East, the Gulf Insurance Group. Continuing this year, for all you pet lovers, Sean Smith and his team at Pethealth will be on hand to help you insure your favourite pet. Please also stop by and visit the booth of IIFL, one of the companies that Fairfax India has invested in. To give you enough time to visit all our booths, the doors will open at 8 a.m.

Last year I mentioned to you that we had instituted the Fairfax Leadership Workshop, which every year brings together about 25 of our future leaders for a week of learning, exposure to other members of the Fairfax family, networking and immersion in the Fairfax culture. I am happy to say we now have about 100 graduates from this program and they will be the ones that you see at the various insurance company booths. That number will grow each year by another 25 or so. In addition, the booths will showcase some of our non-insurance company investments – William Ashley, Sporting Life, Arbor Memorial, Kitchen Plus, Quess and Boat Rocker Media. I also want to highlight to you our new innovation lab that we have started in Waterloo, for which we created our FairVentures company. The innovation and research lab was created with the mandate to develop, partner and invest in innovative solutions to support the entire Fairfax family of companies and plan for the future. Please visit their booth and say hello to Dave Kruis who is leading the charge.

This year, in addition to Cara and the Keg restaurants, McEwan's, led by celebrity chef Mark McEwan, will also be present to help tantalize your taste buds. As I mentioned, we are now one of the leading restaurant companies in Canada: you cannot go too far before you come across one of our restaurants in either the fast food or fine dining space. BlackBerry, which always attracts a crowd, will also have a booth. I am sure that I will be able to convince John Chen to raffle a BlackBerry Priv and my personal favourite, the Passport. We will have BlueAnt, Boat Rocker Media, Zoomer Media and Thomas Cook India present as well. Madhavan Menon from Thomas Cook has promised a shareholders' discount to take your bookings for the trip of a lifetime to India, in case you did not avail of it last year! Many have already gone and have had a wonderful experience, so please visit their booth and see the different trips that they have to offer. India is a vast and diverse country and cannot be done justice in just one trip! So come early and visit all our booths. It is a great opportunity for you to learn more about our companies as well as to get some discounts for shopping at William Ashley and Sporting Life and dining at Cara and the Keg.

Bill Gregson, David Aisenstat and Mark McEwan will have their chefs on hand to prepare a few of the signature items sold at their restaurants for you to sample at their booths in the foyer after our meeting ends. They would also encourage you after the meeting to dine at their restaurants that are within walking distance from Roy Thomson Hall. We will have booths featuring some of our major charity partners – The Hospital for Sick Children, Americares and the Royal Ontario Museum – so you can see firsthand how we reinvest into the communities in which we do business. Doing good by doing well!! Hopefully in the spirit of giving, you will be inclined to make an additional contribution! As in the past, highlighted will be two excellent programs that we support: the Ben Graham Centre for Value Investing with George Athanassakos at the Ivey School of Business and the Actuarial Program at the University of Waterloo – both among the best in North America! This year the staff at the University of Waterloo booth will again include co-op students working at our companies. I encourage you to speak to them: I assure you that you will be impressed. Many of you have hired, and will want to continue to hire, a few more at your own companies: the University will have someone on hand to let you know how you can go about doing so. George will also have many of his MBA students on hand, so speak to them: you may want to hire them as well. George runs a Value Investing Conference the day before our meeting. This will be the fifth year and in case you have not attended, please check the website for details (www.bengrahaminvesting.ca). I highly recommend it – he has some outstanding speakers – and it is well worth your time to attend.

This year I would like you to stop by and visit Stephen Post who last year gave away his book "Is Ultimate Reality Unlimited Love" to anyone who gave a donation to the Crohn's and Colitis Foundation. This year, Stephen is giving away 125 copies of "Why Good Things Happen to Good People", which describes how to live a happier, healthier and longer life through the simple act of giving. Stephen was a very close friend of Sir John Templeton.

Also, to make it convenient for you and the shareholders of Fairfax India (many of you are the same), Fairfax India will have its first annual meeting at 2:00 p.m. at Roy Thomson Hall. Chandran Ratnaswami, John Varnell, Harsha Raghavan and the CEOs of Fairfax India's investees will be on hand to answer any questions you may have.

This year, to commemorate our 30th anniversary, we have compiled all of my letters to shareholders from our 1985 to 2015 Annual Reports into a book, which we will give to everyone attending our annual meeting as a token of our appreciation to our loyal shareholders. Given the many mistakes we have made, I hope that rereading these letters won't deter you from being long term investors!

So, as we have done for the last 30 years, we look forward to meeting you, our shareholders, and answering all your questions, as well as getting you to meet the fine men and women that work at and run our companies. I personally am inspired each and every time that I meet you all, and when I hear your stories I want to work twice as hard to make a return for you in the long term. We are truly blessed to have the loyal shareholders that we have.

March 11, 2016

V. Prem Watsa
 Chairman and Chief Executive Officer

QuickLinks

  Exhibit 99.4
Corporate Profile